Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements for the periods specified in this earnings release on Form 6-K. We undertake no obligation to update publicly any forward-looking statements in this earnings release on Form 6-K.

A.          Operating Results

Overview

Our business addresses three critical demands in the education market of China and U.S., students’ aspirations to be admitted into top secondary and post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need for schools and corporate clients to optimize their teaching and operating environment. We offer high-quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and robust infrastructure.

Intelligent technology is transforming education industry as students can be no longer restricted by the traditional learning environment. Intelligent campuses and classes are becoming the trend leading to increased efficiency, cost savings, and improved experiences for students and staff. We proactively introduce our intellectualized operational services to more universities and colleges to provide students access to educational resources regardless of the location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

Our net revenues increased by RMB 56.2 million to RMB 301.9 million (US$ 46.8 million) for the six months ended June 30, 2021 from RMB 245.7 million in the same period of 2020, and increased by RMB 16.8 million to RMB 172.3 million (US$ 26.7 million) for the three months ended June 30, 2021 from RMB 155.5 million in the same period of 2020. The increases were mainly due to full business recovery from the impact of the COVID-19 pandemic and higher revenue contribution from NewSchool which was acquired and consolidated by the Company in March 2020.

Our net income decreased by RMB 2.5 million to RMB 7.6 million (US$ 1.2 million) for the six months ended June 30, 2021 from RMB 10.1 million in the same period of 2020. Our net income increased by RMB 17.7 million to RMB 22.2 million (US$ 3.4 million) for the three months ended June 30, 2021 from RMB 4.5 million in the same period of 2020.

Net revenues from the K-12 Schools segment accounted for 58.2%, 51.6%, 60.8% and 54.9% of our total net revenues in the six months ended June 30, 2021 and 2020, three months ended June 30, 2021 and 2020, respectively. Net revenues from CP&CE Programs accounted for 41.8%, 48.4%, 39.2% and 45.1% of our total net revenues in the six months ended June 30, 2021 and 2020, three months ended June 30, 2021 and 2020, respectively.

Due to certain restrictions and qualification requirements under PRC law that applies to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among our wholly-owned subsidiaries in China and our consolidated variable interest entities, or VIEs, in China. Our VIEs and their respective subsidiaries hold the licenses and permits necessary to conduct our educational and career enhancement services business in China and directly operate our tutoring centers, K-12 schools and career enhancement centers, develop and distribute educational content, software and other technologies, and operate our online education business. We have entered into Technology Service Agreements or Exclusive Cooperation Agreements with our VIEs pursuant to which we may receive economic benefits in the future. We have, however, entered into additional agreements to sell products and provide services to our VIEs’ subsidiaries. The terms of these sales agreements to our VIEs’ subsidiaries are the same as sales to third parties described further in this section of the report.

Factors affecting our results of operations

General factors affecting our results of operations

We have benefited significantly from the following recent trends in the China educational and career enhancement services market:

●	Rapid growth in disposable household income;

●	Intense competition in the education sector and the job market;
●	Rapid economic growth;
●	Increasing hiring needs of existing and new companies doing business in China; and
●	The increased availability and utilization of advanced learning technologies to supplement the traditional education delivery model.

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, career enhancement centers and training offices through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. Although we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we believe the risk is remote that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

●	The number of student enrollments. The number of student enrollments is largely driven by the demand for the educational programs offered by K-12 Schools and CP&CE Programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and colleges, and training offices, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to attract more students of different needs and provide cross-selling opportunities.
●	The fee we charge. We determine course fees for our educational services primarily based on the targeted markets and demands for our services, the geographic location and capacity of our schools, centers and colleges, the course fees charged by our competitors, direct costs to deliver our services, and expenses to promote our services, maintain and administer our teaching and operating activities and develop new service and product offerings etc.

Education services are an investment for the future, especially for children’s education, in China. Steady growth of the economy will likely result in the continuous growth of income and higher consumption levels for China’s citizens, who will have more capital for the education of their children. However, we believe that the tuition fees of our educational services in China are less impacted by the ups and downs of the overall economy as we believe that people in China generally cut back on other spending before they reduce their spending on their children’s education.

The maximum tuition fees that a school can charge vary by locations, but usually the regulations governing these price controls take into consideration China’s economic growth in determining whether to approve a tuition increase and in setting the size of the tuition increase. Usually the local governments review and adjust tuition fees every two to three years as necessary to reflect inflation or new educational services that are provided. Price controls by local governments will affect the amount by which we are able to increase our fees charged to students in our K-12 schools and tutoring centers.

●	Our costs and expenses. We incur costs and expenses at both the head quarter level and at our K-12 schools, tutoring centers, training offices, career enhancement centers and colleges. Our most significant costs are compensation and social welfare paid to/for our teachers and teaching facility employees, rental, depreciation and amortization, and teaching related expenses. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

The Standing Committee of the National People’s Congress promulgated an amendment to the Implementation Rules of the Law for Promoting Private Education on April 7, 2021, which has been effective since September 1, 2021 (the “Implementation Rules”). The Implementation Rules stipulated, among other provisions, that (1) sponsors of private schools may choose to establish schools as either non-profit or for-profit schools, but nine-year compulsory education schools cannot be operated as for-profit schools; (2) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education; (3) group-based education organizations shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements; and (4) related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, school interests, or student or teacher interests. We are currently operating three K-12 schools as profit-making schools with reasonable return. We are assessing the impact of the Implementation Rules and formulating different scenarios as compliance measures. There are still significant uncertainties with respect to those scenarios and we did not notice any immediate impairment triggers of related long-lived assets as of the date of this report. We shall re-access any impairment triggers of related long-lived assets for financial statements as of and during the nine months ended September 30, 2021.

Effects of disposals and other strategic plans

In the six months ended June 30, 2021, we closed several subsidiaries and branch companies through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries and branch companies had no business operations and had accumulated deficits for years. As a result, we recognized gain from deregistration of those subsidiaries and branch companies in a collective amount of RMB 1.3 million in the period.

There were no acquisitions during the six months ended June 30, 2021.

Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater details as below. The following tables set forth our net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the six months ended June 30,
	2021			2020
	US$	RMB	%	RMB	%
Net revenues	42,751	301,856	100.0	245,742	100.0
Cost of revenues	(28,081)	(181,305)	(60.1)	(173,782)	(70.7)
Gross Profit	18,670	120,551	39.9	71,960	29.3

	For the three months ended June 30,
	2021			2020
	US$	RMB	%	RMB	%
Net revenues	26,678	172,251	100.0	155,463	100.0
Cost of revenues	(14,919)	(96,322)	(55.9)	(95,051)	(61.1)
Gross Profit	11,759	75,929	44.1	60,412	38.9

Net revenues

In the six months ended June 30, 2021 and 2020, three months ended June 30, 2021 and 2020, we generated net revenues of RMB 301.9 million (US$ 46.8 million), RMB 245.7 million, RMB 172.3 million (US$ 26.7 million) and RMB 155.5 million, respectively.

The increases of net revenues were mainly due to the full business recovery from the impact of the COVID-19 pandemic and higher revenue contribution from NewSchool which was acquired and consolidated by the Company in March 2020.

We derived net revenues from our two reportable segments in terms of percentages of our overall net revenues as follows in the six and three months ended June 30, 2021 and 2020, respectively:

	For the six months ended June 30,		For the three months ended June 30,
	2021	2020	2021	2020
	%	%	%	%
K-12 Schools:	58.2	51.6	60.8	54.9

CP&CE Programs:	41.8	48.4	39.2	45.1

K-12 Schools. We operated three K-12 schools as of June 30, 2021. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 3,500 to RMB 80,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

CP&CE Programs. Our CP&CE Programs include tutoring services and career enhancement services. Our tutoring service provided educational services in our 12 tutoring centers as of June 30, 2021. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to nine months. The most significant factors that directly affect our net revenues in our tutoring services are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in class settings ranging from 4 students to 20 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

Our career enhancement services are provided in our 24 career enhancement centers, which include 4 career centers, 17 training offices and 3 career enhancement college campuses. We recognize revenues over the period of the services, which typically ranges from several days to 12 months. Course fees are either collected in advance and recorded as deferred revenues or recorded as accounts receivable and collected within credit periods. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

●	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;
●	Rental, utilities, water and other operating expenses for the operation of our school and center properties;
●	Depreciation and amortization of properties, leasehold improvement and equipment used in the provision of educational and career enhancement services and accommodation facilities;
●	Cost to purchase meals, residence, uniform and other students related services; and
●	Amortization of student population intangible assets.
●	K-12 Schools. Cost of revenues for our K-12 Schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools, depreciation and amortization of property, leasehold improvement and equipment used in the provision of educational services, cost to purchase meals, residence, uniform, school bus and other students related services, and to a lesser extent, costs of course materials.
●	CP&CE Programs. Cost of revenues for our CP&CE Programs segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, training offices and campuses, depreciation and amortization of property, leasehold improvement and equipment used in the provision of educational services, and costs to purchase meals, residence and other students related services.

Gross profit

Gross profit as a percentage of our net revenues was 39.9%, 29.3%, 44.1% and 38.9% in the six months ended June 30, 2021 and 2020, three months ended June 30, 2021 and 2020, respectively. The increases in gross profit margin were mainly attributable to the faster growth of net revenues in the periods.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following tables set forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the six months ended June 30,
	2021			2020
	US$	RMB	%	RMB	%
Net revenues	46,751	301,856	100.0	245,742	100.0
Operating expenses:
Selling and marketing	(3,782)	(24,422)	(8.1)	(24,206)	(9.9)
General and administrative	(13,220)	(85,357)	(28.3)	(84,243)	(34.3)
Research and development	(868)	(5,602)	(1.9)	(2,698)	(1.1)

Total operating expenses	(17,870)	(115,381)	(38.3)	(111,147)	(45.3)

	For the three months ended June 30,
	2021			2020
	US$	RMB	%	RMB	%
Net revenues	26,678	172,251	100.0	155,463	100.0
Operating expenses:
Selling and marketing	(2,079)	(13,422)	(7.8)	(13,657)	(8.8)
General and administrative	(5,949)	(38,412)	(22.3)	(45,042)	(29.0)
Research and development	(582)	(3,757)	(2.2)	(1,567)	(1.0)

Total operating expenses	(8,610)	(55,591)	(32.3)	(60,266)	(38.8)

Selling and marketing expenses. Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The changes in selling and marketing expenses for the periods were relatively small.

General and administrative expenses. Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses increased by 1.2 million to RMB 85.4 million for the six months ended June 30, 2021 from RMB 84.2 million for the same period of 2020. The increase was mainly due to more expenses related to NewSchool as the consolidation of NewSchool started in March 2020. General and administrative expenses decreased by 6.6 million to RMB 38.4 million for the three months ended June 30, 2021 from RMB 45.0 million for the same period of 2020. The decrease was mainly primarily attributable to stringent expense controls to improve operating efficiency.

Research and development expenses. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online educational technology, new service and product offerings. The increases from the six months and three months ended June 30, 2020 to the corresponding periods of 2021 were mainly due to more expenditures on personnel.

Share-based compensation expenses. The following tables set forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the six months ended June 30,
	2021			2020
	US$	RMB	%	RMB	%
Allocation of share-based expenses:
General and administrative	(68)	(439)	100.0	(480)	100.0

Total share-based expenses	(68)	(439)	100.0	(480)	100.0

	For the three months ended June 30,
	2021			2020
	US$	RMB	%	RMB	%
Allocation of share-based expenses:
General and administrative	(34)	(220)	100.0	(242)	100.0

Total share-based expenses	(34)	(220)	100.0	(242)	100.0

Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010 and became effective upon completion of our 2010 IPO. On December 21, 2018, we adopted the Amended 2010 Plan, which became effective upon the approval from the Board of Directors and shareholders. From 2015 to the six months ended June 30, 2021, we only granted restricted share to our employees. No options were granted. We have adopted the provisions of ASC 718 “Stock Compensation” for the restricted shares we granted. For restricted shares granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the restricted shares.

Taxation

We are a Cayman Islands company and we currently conduct our operations primarily through our subsidiaries in China and our VIEs and their respective subsidiaries. Under the current laws of the Cayman Islands, we and our Cayman Island subsidiaries are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Our subsidiaries incorporated in Hong Kong which were subject to Hong Kong profit. Hong Kong’s two-tier income tax system was officially implemented on April 1, 2018. Only one of our subsidiaries in Hong Kong is subject to profits tax rate of 8.25% for the first HK$ 2.0 million of assessable profits. Profits exceeding HK$ 2.0 million and other subsidiaries in Hong Kong are taxed at 16.5%.

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

We operate a number of subsidiaries and through our VIEs, schools, tutoring centers, training offices and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject to.

VAT

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax. Since May 2016, the changes from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The value-added tax rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3% to 5% business tax rate which was applicable prior to the reform.

As of June 30, 2021 and December 31, 2020, the payable balances for VAT were RMB 2.7 million and RMB 2.2 million, respectively.

Business tax

In PRC, business taxes used to be imposed by the government on the revenues arising from the provision of taxable services including but not limited to education in the years before 2016. The business tax rates for our subsidiaries and consolidated variable interest entities ranged from 3% to 5%. Business tax was then replaced by the VAT from 2016 and thereafter.

As of June 30, 2021 and December 31, 2020, the payable balances for business tax were RMB 17.4 million and RMB 17.5 million, respectively.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. However, a lower withholding income tax rate of 5% would be applied after the immediate holding company was registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company, and satisfies the criteria of a beneficial owner set out in Circular Guoshuihan (2009) No. 601, a circular issued by the State Administration of Taxation on October 27, 2009 on how to understand and identify a beneficial owner in tax treatments. Such withholding income tax was exempted under the previous income tax laws and rules. A joint circular issued by the Ministry of Finance and State Administration of Taxation on February 22, 2008 clarified that the withholding income tax is only to be paid for earnings generated after January 1, 2008. According to the EIT Law and a circular promulgated by the PRC State Administration of Taxation on December 10, 2009, in addition to the withholding income tax on dividends distributed by an FIE, the immediate holding company of an FIE will also be subject to an income tax at the rate of 10% for capital gain realized from transferring the equity interests in such FIE to third parties, and shall file and pay such tax within seven days after the date of the transferring agreement. Furthermore, when the de facto controlling shareholder who controls an FIE through an intermediate controlling entity, “indirectly transfers” the equity interests in such FIE by selling the intermediate controlling entity, such de facto controlling shareholder shall also file with the PRC tax authorities in some cases and may be subject to the PRC corporate income tax for the capital gain realized in such sale.

We have determined that our FIEs in China will not declare any dividends on which withholding tax should be paid and therefore no withholding tax has been accrued on the retained earnings of its FIEs in China.

Private schools

Our private schools, being privately run non-enterprise institutions, acquired in 2008 and 2009 are registered as private schools that require a reasonable return. Prior to January 1, 2008, these private schools were subject to income tax determined in accordance with the Law for Promoting Private Education and the 2004 Implementing Rules, as well as the Notice on Tax Policy for Educational Institutions and Notice on Several Preferential Tax Policy jointly issued by the PRC Ministry of Finance and the State Administration of Taxation, collectively referred to as the 2003 Education Law. Under these laws and regulations, private schools not requiring reasonable returns were treated in a similar manner to public schools and were generally not subject to income tax. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet.

Under the EIT Law there are specific criteria that should be met to qualify as a not-for-profit entity that is exempt from corporate income tax, and the preferential corporate income tax policy for education institutions under the 2003 Education Law has been superseded. No detailed implementation guidance has been provided to local tax authorities on how to apply these changes to schools.

The determination of our provision for income taxes, particularly for private schools, is subject to uncertainty. The strict application of the EIT Law indicates that certain of our private schools are subject to income tax of 25% after January 1, 2008. For those private schools where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of June 30, 2021, no detailed implementation guidance has been provided to local tax authorities on how to apply the EIT Law to private schools. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

The amount of income tax payable by our PRC subsidiaries, VIEs and schools in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. If further detailed guidance is issued by the State Administration of Taxation on how to apply the EIT Law to schools, this may also have an impact on the amount of income tax payable by our own schools.

Critical accounting policies and estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its Wholly Owned Foreign Enterprise (“WOFEs”) and its VIEs. We have adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. The Company and its WOFEs have entered into contractual arrangements with the VIEs and their shareholders, which enable the Company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

The entities apart from the consolidated VIEs mainly include Ambow Education Holding Ltd., Ambow Shengying, Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”), Beijing BoheLe Science and Technology Co., Ltd. (“BoheLe”), Ambow Education Inc., Ambow BSC Inc., Bay State College, Ambow NSAD Inc., NewSchool, three holding companies registered in Cayman and six holding companies registered in Hong Kong. Bay State College and NewSchool offer post-secondary educational services in U.S. Other entities than Bay State College and NewSchool are investment holding companies. Assets and liabilities of these entities mainly include cash, current accounts balances of inter-group financing and transactions.

The separated VIE and Non-VIE financial information as of June 30, 2021 was as follows (in RMB thousands):

			Inter-
	VIEs	Non-VIEs	company	Group
	Consolidated	Consolidated	Elimination	Consolidated
Cash and cash equivalent	132,038	36,386	—	168,424
Inter-Group balances due from VIEs/Non VIEs	1,746,415	2,252,618	(3,999,033)	—
Other current assets	206,365	29,163	—	235,528
Non-current assets	304,639	300,381	—	605,020
Total Assets	2,389,457	2,618,548	(3,999,033)	1,008,972
Inter-Group balances due to VIEs/Non VIEs	2,685,423	1,362,351	(4,047,774)	—
Other current liabilities	529,164	88,314	—	617,478
Non-current liabilities	105,876	136,627	—	242,503
Total Liabilities	3,320,463	1,587,292	(4,047,774)	859,981
Equity	(931,006)	1,031,256	48,741	148,991

The separated VIE and Non-VIE financial information as of December 31, 2020 was as follows (in RMB thousands):

			Inter-
	VIEs	Non-VIEs	company	Group
	Consolidated	Consolidated	Elimination	Consolidated
Cash and cash equivalents	67,269	51,552	—	118,821
Inter-Group balances due from VIEs/Non VIEs	1,759,421	2,680,978	(4,440,399)	—
Other current assets	274,440	30,868	—	305,308
Non-current assets	311,948	313,640	—	625,588
Total Assets	2,413,078	3,077,038	(4,440,399)	1,049,717
Inter-Group balances due to VIEs/Non VIEs	2,671,922	1,792,790	(4,464,712)	—
Other current liabilities	555,698	87,897	—	643,595
Non-current liabilities	109,676	155,292	—	264,968
Total Liabilities	3,337,296	2,035,979	(4,464,712)	908,563
Equity	(924,218)	1,041,059	24,313	141,154

The separated VIE and Non-VIE net revenues and net income (loss) for the six months ended June 30, 2021 was as follows (in RMB thousands):

			Inter-
	VIEs	Non-VIEs	company	Group
	Consolidated	Consolidated	Elimination	Consolidated
Net Revenues	234,926	66,930	—	301,856
Net Income (Loss)	27,915	(20,323)	—	7,592

The separated VIE and Non-VIE net revenues and net (loss) income for the six months ended June 30, 2020 was as follows (in RMB thousands):

			Inter-
	VIEs	Non-VIEs	company	Group
	Consolidated	Consolidated	Elimination	Consolidated
Net Revenues	182,039	63,703	—	245,742
Net (Loss) Income	(20,764)	30,902	—	10,138

Revenue recognition

We have adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective transition method from January 1, 2018. Our revenue is generated from delivering educational programs and services and intellectualized operational services.

The core principle of ASC 606 is that an entity recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that principal, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

We have two reportable segments: 1) K-12 Schools, 2) CP&CE Programs. K-12 schools provide K-12 full curriculums educational services to pre-school children, primary and secondary students in China. CP&CE Programs offer tutoring services to pre-school children, primary and secondary students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short-term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Bay State College and NewSchool in U.S. under CP&CE Programs offers career-focused post-secondary educational services to undergraduate students in U.S.

For individual customers including pre-school children, primary and secondary students and undergraduate students, usually there are no written formal contracts between us and the students according to business practice. Records with student’s name, grades, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For colleges and corporate clients, there are written formal contracts with these customers which recorded service fee, service period, each party’s rights and obligations and payment terms.

For individual customers including pre-school children, primary and secondary students and undergraduate students, our performance obligations are to provide acknowledged academic education from kindergarten till grade twelve to school-aged students within academic years, extracurricular tutoring services and post-secondary education with Associates and Bachelor’s programs within agreed-upon periods respectively. For college and corporate customers, our performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short-term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For individual customers including pre-school children, primary and secondary students and undergraduate students, transaction price of each customer is the tuition and fee received normally up front. For college and corporate customers, transaction price of each customer is the service fee defined in the contract, net of value added tax, and would be received either up front or within payment terms depending on each contract. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist.

For individual, college and corporate customers, we identify one performance obligation. The transaction prices are allocated to the one performance obligation. For intellectualized operational services to corporate customers, we identify two distinct performance obligations, which is to provide intellectualized operational services and warranty, since customers obtain different benefits from the two services separately and these two services are usually quoted to customers with stand-alone prices, which are determined by cost of services plus certain amount of profit. The transaction price from the contract is allocated according to stand-alone selling prices of each obligation.

For individual customers including pre-school children, primary and secondary students and undergraduate students, we satisfy performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, we satisfy performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, we satisfy performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly, we recognize revenue using a straight line method within the whole warranty period.

Intangible assets, net

Intangible assets represent brand, software, trade name, student population, corporative agreement, customer relationship, license, trademark, workforce, non-compete agreement and accreditation. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. We review identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows:

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Trade names	Indefinite
Brand	Indefinite
Others	1.3 years to 10 years

We have determined that trade names and brand have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names and brand. Consequently, the carrying amounts of trade names and brand are not amortized but are tested for impairment annually in the third quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names and brand with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names and brand exceed their fair values.

We performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, we estimate the fair value of these trade names and brand with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brand.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We do not record PRC withholding tax expense for foreign earnings which we plan to reinvest to expand our PRC operations. We considered business plans, planning opportunities and expected future outcomes in assessing the needs for future expansion and support of our operations. If our business plans change or our future outcomes differ from our expectations, PRC withholding tax expense and our effective tax rate could increase or decrease in that period.

We adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate.

Lease

We adopted ASC 842 Leases as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, we have not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. We elected the package of practical expedients permitted under the transition guidance within the new standard, which among others things (i) allowed us to carry forward the historical lease classification; (ii) did not require us to reassess whether any expired or existing contracts are or contain leases; (iii) did not require us to reassess initial direct costs for any existing leases.

We identify lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, we recognize operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. We recognize lease expense for short-term leases on a straight-line basis over the lease term. For finance lease, we recognize finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of our lease agreements contain renewal options; however, we do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease

When none of the criteria of finance lease are met, we shall classify the lease as an operating lease.

Finance lease

We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
c.	The lease term is for the major part of the remaining economic life of the underlying asset;
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Share-based compensation

We grant restricted shares to our employees and directors. Cost of employee services received is measured at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one year to four years.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

Foreign currency translation and transactions

We use RMB as our reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, United States, Hong Kong and the British Virgin Islands is US$, the functional currency of our VIE and its subsidiary incorporated in Taiwan is TWD, and the functional currency of our VIE and their subsidiaries and branch companies in China is RMB. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. We considered various indicators, such as cash flows, sales price, market expenses, financing and inter-company transactions and arrangements in determining an entity’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ and TWD as their functional currencies, have been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency using the exchange rates as of the balance sheet date, equity accounts are translated using historical exchange rates, and revenues, costs, expenses, gains and losses are translated using the average rate for the period/year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gain/loss, net on the consolidated statement of operations.

Results of operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated. This information should be read together with our unaudit condensed consolidated financial statements and related notes included elsewhere in this report. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Summary of Consolidated Statements of Operations

	For the six months ended June 30,			For the three months ended June 30,
	2021	2021	2020	2021	2021	2020
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	46,635	301,104	245,659	26,576	171,590	155,392
- Intellectualized operational services	116	752	83	102	661	71
Total net revenues	46,751	301,856	245,742	26,678	172,251	155,463
COST OF REVENUES:
- Educational programs and services	(27,782)	(179,375)	(172,324)	(14,797)	(95,536)	(94,891)
- Intellectualized operational services	(299)	(1,930)	(1,458)	(122)	(786)	(160)
Total cost of revenues	(28,081)	(181,305)	(173,782)	(14,919)	(96,322)	(95,051)
GROSS PROFIT	18,670	120,551	71,960	11,759	75,929	60,412
Operating expenses:
Selling and marketing	(3,782)	(24,422)	(24,206)	(2,079)	(13,422)	(13,657)
General and administrative	(13,220)	(85,357)	(84,243)	(5,949)	(38,412)	(45,042)
Research and development	(868)	(5,602)	(2,698)	(582)	(3,757)	(1,567)
Total operating expenses	(17,870)	(115,381)	(111,147)	(8,610)	(55,591)	(60,266)
OPERATING (LOSS) INCOME	(800)	5,170	39,187	3,149	20,338	146
OTHER INCOME	863	5,577	50,948	519	3,351	6,727
Income before income tax and non-controlling interest	1,663	10,747	11,761	3,668	23,689	6,873
Income tax expense	(489)	(3,155)	(1,623)	(236)	(1,526)	(2,362)
NET INCOME	1,174	7,592	10,138	3,432	22,163	4,511
Less: Net loss contributable to non-controlling interest	(80)	(519)	(708)	(43)	(277)	(296)
NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	1,254	8,111	10,846	3,475	22,440	4,807
NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	1,254	8,111	10,846	3,475	22,440	4,807

Six and three months ended June 30, 2021 compared with six and three months ended June 30, 2020

Net revenues. Our net revenues increased by RMB 56.2 million to RMB 301.9 (US$ 46.8 million) for the six months ended June 30, 2021 from RMB 245.7 million in the same period of 2020, and increased by RMB 16.8 million to RMB 172.3 (US$ 26.7 million) for the three months ended June 30, 2021 from RMB 155.5 million in the same period of 2020. The increases were mainly due to the full business recovery from the impact of the COVID-19 pandemic and higher revenue contribution from NewSchool which was acquired and consolidated by the Company in March 2020.

Cost of revenues. Our cost of revenues increased by RMB 7.5 million to RMB 181.3 million (US$ 28.1 million) for the six months ended June 30, 2021 from RMB 173.8 million in the same period of 2020, and increased by RMB 1.2 million to RMB 96.3 million (US$ 14.9 million) for the three months ended June 30, 2021 from RMB 95.1 million in the same period of 2020.The increases were mainly attributable to the full business recovery from the pandemic and more cost related to NewSchool as the consolidation of NewSchool started in March 2020.

Gross profit. Gross profit as a percentage of our net revenues increased to 39.9% in the six months ended June 30, 2021 from 29.3% in the same period of 2020, and increased to 44.1% in the three months ended June 30, 2021 from 38.9% in the same period of 2020. The increases were mainly attributable to faster growth of net revenues in the periods.

Operating expenses. Our total operating expenses increased by 3.9% to RMB 115.4 million (US$ 17.9 million) for the six months ended June 30, 2021 from RMB 111.1 million for the same period of 2020, and decreased by 7.8% to RMB 55.6 million (US$ 8.6 million) for the three months ended June 30, 2021 from RMB 60.3 million for the same period of 2020. The analysis of changes is as below.

●	Selling and marketing expenses. Our selling and marketing expenses increased by 0.8% to RMB 24.4 million (US$ 3.8 million) in the six months ended June 30, 2021 from RMB 24.2 million in the same period of 2020, and decreased by 2.2% to RMB 13.4 million (US$ 2.1 million) in the three months ended June 30, 2021 from RMB 13.7 million in the same period of 2020. The changes were relatively small in the periods.
●	General and administrative expenses. Our general and administrative expenses increased by 1.4% to RMB 85.4 million (US$ 13.2 million) in the six months ended June 30, 2021 from RMB 84.2 million in the same period of 2020. The increase was mainly due to more expenses related to NewSchool as the consolidation of NewSchool started in March 2020. General and administrative expenses decreased by 14.7% to RMB 38.4 million (US$ 5.9 million) in the three months ended June 30, 2021 from RMB 45.0 million in the same period of 2020. The decrease was mainly attributable to stringent expense controls to improve operating efficiency.
●	Research and development expenses. Our research and development expenses increased by 107.4% to RMB 5.6 million (US$ 0.9 million) in the six months ended June 30, 2021 from RMB 2.7 million in the same period of 2020, and increased by 137.5% to RMB 3.8 million (US$ 0.6 million) in the three months ended June 30, 2021 from RMB 1.6 million in the same period of 2020. The increases were mainly due to more expenditures on personnel.

Other income, net. We recorded net other income of RMB 5.6 million (US$ 0.9 million) for the six months ended June 30, 2021, compared to net other income of RMB 50.9 million in the same period of 2020, which mainly included RMB 40.3 million gain on the bargain purchase from acquisition of NewSchool. We recorded net other income of RMB 3.4 million (US$ 0.5 million) for the three months ended June 30, 2021, compared to net other income of RMB 6.7 million in the same period of 2020.

Income tax expense. Our income tax expense increased by RMB 1.6 million to RMB 3.2 million (US$ 0.5 million) for the six months ended June 30, 2021 from RMB 1.6 million in the same period of 2020, decreased by RMB 0.9 million to RMB 1.5 million (US$ 0.2 million) for the three months ended June 30, 2021 from RMB 2.4 million in the same period of 2020.

Net Income. According to above mentioned factors, our net income decreased by RMB 2.5 million to RMB 7.6 million (US$ 1.2 million) for the six months ended June 30, 2021 from income of RMB 10.1 million in the same period of 2020, and increased by RMB 17.7 million to RMB 22.2 million (US$ 3.4 million) for the three months ended June 30, 2021 from RMB 4.5 million in the same period of 2020.

Discussion of segment operations

We offer a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

Our chief operating decision maker (“CODM”) has been identified as our CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing our performance. We have two reportable segments: 1) K-12 schools, 2) CP&CE Programs. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the six months ended June 30,			For the three months ended June 30,
	2021	2021	2020	2021	2021	2020
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
K-12 Schools	27,205	175,650	126,800	16,223	104,748	85,389
CP&CE Programs	19,546	126,206	118,942	10,455	67,503	70,074
Total net revenues of reportable segments and the Company	46,751	301,856	245,742	26,678	172,251	155,463
Cost of revenues:
K-12 Schools	(15,161)	(97,886)	(74,542)	(8,100)	(52,297)	(41,113)
CP&CE Programs	(12,920)	(83,419)	(99,240)	(6,819)	(44,025)	(53,938)
Total costs of revenues of reportable segments and the Company	(28,081)	(181,305)	(173,782)	(14,919)	(96,322)	(95,051)
Gross profit
K-12 Schools	12,044	77,764	52,258	8,123	52,451	44,276
CP&CE Programs	6,626	42,787	19,702	3,636	23,478	16,136
Total gross profit of reportable segments and the Company	18,670	120,551	71,960	11,759	75,929	60,412
Gross margin
K-12 Schools	44.3%	44.3%	41.2%	50.1%	50.1%	51.9%
CP&CE Programs	33.9%	33.9%	16.6%	34.8%	34.8%	23.0%
Total gross margin of reportable segments and the Company	39.9%	39.9%	29.3%	44.1%	44.1%	38.9%

Six and three months ended June 30, 2021 compared with six and three months ended June 30, 2020

K-12 Schools

The net revenues increased by RMB 48.9 million to RMB 175.7 million (US$ 27.2 million) for the six months ended June 30, 2021 from RMB 126.8 million in the same period of 2020, and increased by RMB 19.3 million to RMB 104.7 million (US$ 16.2 million) for the three months ended June 30, 2021 from RMB 85.4 million in the same period of 2020. The increases were primarily due to the full business recovery from the impact of the COVID-19 pandemic in the first half of 2021.

The cost of revenues increased by RMB 23.4 million to RMB 97.9 million (US$ 15.2 million) for the six months ended June 30, 2021 from RMB 74.5 million in the same period of 2020, and increased by RMB 11.2 million to RMB 52.3 million (US$ 8.1 million) for the three months ended June 30, 2021 from RMB 41.1 million in the same period of 2020. The increases were primarily attributable to the full business recovery from the pandemic.

The gross profit margin increased to 44.3% for six months ended June 30, 2021 from 41.2% for the same period of 2020, and decreased to 50.1% for three months ended June 30, 2021 from 51.9% for the same period of 2020. The changes in gross profit margins were insignificant.

CP&CE Programs

The net revenues increased by RMB 7.3 million to RMB 126.2 million (US$ 19.5 million) for the six months ended June 30, 2021 from RMB 118.9 million in the same period of 2020, which was mainly due to the full business recovery from the pandemic and higher revenue contribution from NewSchool which was acquired and consolidated by the Company in March 2020. Net revenues decreased by RMB 2.6 million to RMB 67.5 million (US$ 10.5 million) for the three months ended June 30, 2021 from RMB 70.1 million in the same period of 2020, which was insignificant.

The cost of revenues decreased by RMB 15.8 million to RMB 83.4 million (US$ 12.9 million) for the six months ended June 30, 2021 from RMB 99.2 million in the same period of 2020, and decreased by RMB 9.9 million to RMB 44.0 million (US$ 6.8 million) for the three months ended June 30, 2021 from RMB 53.9 million in the same period of 2020. The decreases were primarily attributable to stringent cost controls to improve operating efficiency.

The gross profit margin increased to 33.9% for six months ended June 30, 2021 from 16.6% for the same period of 2020, and increased to 34.8% for three months ended June 30, 2021 from 23.0% for the same period of 2020. The changes were primarily contributed by the decrease of cost in the periods.

B.          Liquidity and Capital Resources

As of June 30, 2021, our consolidated current liabilities exceeded consolidated current assets by RMB 213.5 million. With certain non-cash payment adjustments excluded from the current liabilities, the gap between the current liabilities and current assets has been significantly reduced. Our consolidated net assets were amounting to RMB 149.0 million as of June 30, 2021. There are no liquidity concerns noted in the next 12 months.

Our principal sources of liquidity have been cash provided by operating activities. We had net cash used in operating activities of RMB 19.3 million and RMB 62.0 million for the six months ended June 30, 2021 and 2020, respectively. The net cash outflow for both periods were mainly due to seasonal fluctuations. As of June 30, 2021, we had RMB 168.4 million in unrestricted cash and cash equivalents, RMB 85.7 million in short-term investments, available for sale, and RMB 2.0 million in short-term investments, held to maturity.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

From the beginning of 2021, all our K-12 schools, tutoring centers and training offices in China have been into full business operation. Teachers and students of Bay State College and NewSchool in U.S. returned to campus from September 2021. Yet the pandemic continues to be fluid and uncertain, making it difficult to forecast the final impact it could have on our future operations.

There were certain regulatory policy updates in the past period of 2021. On April 7, 2021, Chinese regulatory authorities promulgated an amendment to the Implementation Rules of the Law for Promoting Private Education, which has been effective since September 1, 2021. The Implementation Rules stipulated, among other provisions, that (1) sponsors of private schools may choose to establish schools as either non-profit or for-profit schools, but nine-year compulsory education schools cannot be operated as for-profit schools; (2) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education; (3) group-based education organizations shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements; and (4) related party transactions entered into by private schools shall be open, fair and just, and shall not harm national interests, school interests, or student or teacher interests. The Group is assessing the impact of the Implementation Rules and formulating different scenarios as compliance measures. There are still significant uncertainties with respect to those scenarios. The Group, however, does not expect any related liquidity concerns in the next 12 months. On July 24, 2021, Chinese regulatory authorities issued a set of guidelines aiming to ease the burden of excessive homework and after-school tutoring on students receiving an elementary school or junior high school education (the "Guidelines"). The Group does not expect its operations to be materially affected by the Guidelines.

We believe that available cash and cash equivalents, short-term investments, available for sale and short-term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of our business plans, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Condensed summary of our cash flows

	For the six months ended June 30,
	2021	2021	2020
	US$	RMB	RMB
	(in thousands)
Net cash used in operating activities	(2,997)	(19,339)	(61,989)
Net cash provided by investing activities	10,816	69,839	7,602
Net cash provided by financing activities	—	—	10,409
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(11)	(71)	(1,007)
Net change in cash, cash equivalents and restricted cash	7,808	50,429	(44,985)
Cash, cash equivalents and restricted cash at beginning of periods	18,534	119,645	157,600
Cash, cash equivalents and restricted cash at end of periods	26,342	170,074	112,615

Operating activities

Net cash used in operating activities amounted to RMB 19.3 million (US$ 3.0 million) in the six months ended June 30, 2021, as compared to net cash used in operating activities of RMB 62.0 million in the same period of 2020.

Investing activities

Net cash provided by investing activities amounted to RMB 69.8 million (US$ 10.8 million) in six months ended June 30, 2021, as compared to net cash provided by investing activities of RMB 7.6 million in the same period of 2020.

Net cash provided by investing activities in the six months ended June 30, 2021 was mainly attributable to proceeds from redemption of available-for-sale investments of RMB 100.5 million (US$ 15.6 million), proceeds from redemption of held-to-maturity investments of RMB 164.0 million (US$ 25.4 million), partially offset by purchase of available-for-sale investments of RMB 68.0 million (US$ 10.5 million), purchase of held-to-maturity investments of RMB 121.0 million (US$ 18.7 million), purchase of property and equipment of RMB 1.0 million (US$ 0.2 million), purchase of intangible assets of RMB 0.3 million (US$ 0.05 million) and prepayment for leasehold improvement of RMB 4.4 million (US$ 0.7 million).

Net cash provided by investing activities in the six months ended June 30, 2020 was mainly attributable to proceeds from redemption of available-for-sale investments of RMB 65.0 million, proceeds from redemption of held-to-maturity investments of RMB 41.0 million, net cash resulted from purchase of subsidiary of RMB 37.6 million, partially offset by purchase of available-for-sale investments of RMB 86.0 million, purchase of held-to-maturity investments of RMB 25.0 million, loan to third party of RMB 19.9 million, purchase of property and equipment of RMB 2.2 million, and purchase of other non-current assets of RMB 2.9 million.

Financing activities

Net cash provided by financing activities amounted to RMB nil million (US$ nil million) in the six months ended June 30, 2021, as compared to net cash provided by financing activities amounted to RMB 10.4 million in the same period of 2020, which was attributable to proceeds from long-term borrowing amounted to RMB 10.4 million.

Long-term/short-term borrowings

Loan agreements for long-term/short-term borrowings consisted of the following:

		As of June 30,	As of December 31,
	Maturities	2021	2020
		RMB	RMB
		(In thousands)
Bank borrowing from Huaxia Bank	September 2021	10,000	10,000
Bank borrowing from Small Business Administration	May 2022	9,498	9,594

The weighted average interest rate of the borrowings outstanding was 2.7% and 2.7% per annum as of June 30, 2021 and December 31, 2020, respectively. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the six months ended June 30, 2021 and 2020 was RMB 19.5 million and RMB 3.5 million, respectively.

The borrowings incurred interest expenses were RMB 0.3 million and RMB 0.02 million for the six months ended June 30, 2021 and 2020, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for the six months ended June 30, 2021 and 2020, respectively.

Refer to Note 9 Short-Term Borrowings to the unaudited condensed consolidated financial statements for further information.

Capital expenditures

Our capital expenditures were RMB 5.6 million (US$ 0.9 million) and RMB 2.2 million in the six months ended June 30, 2021 and 2020, respectively. These capital expenditures were incurred primarily for investments in property, facilities, equipment, leasehold improvement and technology.

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Ambow Shengying, Ambow Chuangying, BoheLe, Ambow Education Management (Hong Kong) Limited (“Ambow Education Management”) and their affiliated PRC entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Shengying, Ambow Chuangying, BoheLe, Ambow Education Management and fees paid by Ambow Sihua Intelligent Technology Co., Ltd. (“Ambow Sihua”), Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”), Ambow Shida, Beijing Le’An Operational Management Co., Ltd. (“Beijing Le’An”), Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”), Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”) and IValley Co., Ltd. (“IValley”) and their subsidiaries to Ambow Shengying, Ambow Chuangying, BoheLe and Ambow Education Management for sales of services and products. Fees paid by VIEs and subsidiaries are mainly for sales of services. The aggregate amount that VIEs and subsidiaries had paid to Ambow Shengying, Ambow Chuangying, BoheLe and Ambow Education Management were insignificant for the reporting period, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Shengying, Ambow Chuangying, BoheLe and Ambow Education Management were insignificant for the reporting period.

If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies.

Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye and Ambow Zhixin own and/or operate private schools, tutoring centers, career enhancement centers and training offices in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of four of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which went into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

C.          Research and Development, Patents and Licenses

We have an in-house research and development team with 59 full-time software and educational professionals as of June 30, 2021 to design and develop our educational and intellectualized operational programs and services. We integrate the best content from our schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In the six months ended June 30, 2021 and 2020, and three months ended June 30, 2021 and 2020, we spent RMB 5.6 million (US$ 0.9 million) and RMB 2.7 million, RMB 3.8 million (US$ 0.6 million) and RMB 1.6 million, respectively, on research and development expenses.

D.          Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “A Operating and Financial Review and Prospects—Operating Results” and “B Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

E.          Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

There were no new off-balance sheet arrangements as of June 30, 2021 and December 31, 2020.

F.          Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of June 30, 2021.

	Payments Due by Period
		2021
	Total	(remaining)	2022-2023	2024-2025	Thereafter
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations	314.2	29.9	88.7	85.4	110.2
Short-term borrowings obligations	19.5	19.5	—	—	—